                                                                   EXHIBIT 99.G2

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 10-Q

                QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE QUARTER ENDED SEPTEMBER 30, 1999

                                        REGISTRANTS; STATE OF
          COMMISSION                 INCORPORATION; ADDRESS; AND               I.R.S. EMPLOYER
          FILE NUMBER                      TELEPHONE NUMBER                  IDENTIFICATION NO.
          -----------                ---------------------------             ------------------
1-11607                            DTE Energy Company                  38-3217752
                                   (a Michigan corporation)
                                   2000 2nd Avenue
                                   Detroit, Michigan 48226-1279
                                   313-235-4000
1-2198                             The Detroit Edison Company          38-0478650
                                   (a Michigan corporation)
                                   2000 2nd Avenue
                                   Detroit, Michigan 48226-1279
                                   313-235-8000

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days.
                                                                     YES X NO __

At October 29, 1999, 145,045,159 shares of DTE Energy's Common Stock, substantially all held by non-affiliates, were outstanding.

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

                               DTE ENERGY COMPANY
                                      AND
                           THE DETROIT EDISON COMPANY
                                   FORM 10-Q
                    FOR THE QUARTER ENDED SEPTEMBER 30, 1999

     This document contains the Quarterly Reports on Form 10-Q for the quarter ended September 30, 1999 for each of DTE Energy Company and The Detroit Edison Company. Information contained herein relating to an individual registrant is filed by such registrant on its own behalf. Accordingly, except for its subsidiaries, The Detroit Edison Company makes no representation as to information relating to any other companies affiliated with DTE Energy Company.

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Definitions.................................................      3
Quarterly Report on Form 10-Q for DTE Energy Company:
  Part I -- Financial Information...........................      4
     Item 1 -- Financial Statements.........................      4
     Item 2 -- Management's Discussion and Analysis of
      Financial Condition and Results of Operations.........     20
  Part II -- Other Information..............................     28
     Item 5 -- Other Information............................     28
Quarterly Report on Form 10-Q for The Detroit Edison
  Company:
  Part I -- Financial Information...........................     29
     Item 1 -- Financial Statements.........................     29
     Item 2 -- Management's Discussion and Analysis of
      Financial Condition and Results of Operations.........     29
  Part II -- Other Information..............................     29
     Item 1 -- Legal Proceedings............................     29
Quarterly Reports on Form 10-Q for DTE Energy Company and
  The Detroit Edison Company:
     Item 6 -- Exhibits and Reports on Form 8-K.............     30
Signature Page to DTE Energy Company Quarterly Report on
  Form 10-Q.................................................     38
Signature Page to The Detroit Edison Company Quarterly
  Report on Form 10-Q.......................................     39

                                  DEFINITIONS

Annual Report                      1998 Annual Report to the Securities and Exchange Commission
                                   on Form 10-K for DTE Energy Company or The Detroit Edison
                                   Company, as the case may be
Annual Report Notes                Notes to Consolidated Financial Statements appearing on
                                   pages 45 through 72 and 76 through 79 of the 1998 Annual
                                   Report to the Securities and Exchange Commission on Form
                                   10-K for DTE Energy Company and The Detroit Edison Company,
                                   as the case may be
Company                            DTE Energy Company and Subsidiary Companies
Detroit Edison                     The Detroit Edison Company (a wholly owned subsidiary of DTE
                                   Energy Company) and Subsidiary Companies
DTE Capital                        DTE Capital Corporation (a wholly owned subsidiary of DTE
                                   Energy Company)
Electric Choice                    Gives all retail customers equal opportunity to utilize the transmission system which results in access to competitive generation resources
EPA                                United States Environmental Protection Agency
FERC                               Federal Energy Regulatory Commission
kWh                                Kilowatthour
MCN                                MCN Energy Group Inc.
MPSC                               Michigan Public Service Commission
MW                                 Megawatt
MWh                                Megawatthour
Note(s)                            Note(s) to Condensed Consolidated Financial Statements
                                   (Unaudited) appearing herein
PSCR                               Power Supply Cost Recovery
Quarterly Report                   Quarterly Report to the Securities and Exchange Commission
                                   on Form 10-Q for DTE Energy Company or The Detroit Edison
                                   Company, as the case may be, for the quarters ended March
                                   31, 1999 and June 30, 1999
Quarterly Report Notes             Notes to Condensed Consolidated Financial Statements
                                   (Unaudited) appearing on pages 16 through 18 of the
                                   Quarterly Report to the Securities and Exchange Commission
                                   on Form 10-Q for the quarters ended March 31, 1999 and June
                                   30, 1999 for DTE Energy Company and The Detroit Edison
                                   Company, as the case may be
Registrant                         Company or Detroit Edison, as the case may be

              QUARTERLY REPORT ON FORM 10-Q FOR DTE ENERGY COMPANY
                        PART I -- FINANCIAL INFORMATION

ITEM 1 -- CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED).

     The following condensed consolidated financial statements (unaudited) are included herein.

                                                                PAGE
                                                                ----
DTE Energy Company:
  Condensed Consolidated Statement of Income                      5
  Condensed Consolidated Balance Sheet                            6
  Condensed Consolidated Statement of Cash Flows                  8
  Condensed Consolidated Statement of Changes in
     Shareholders' Equity                                         9
The Detroit Edison Company:
  Condensed Consolidated Statement of Income                     11
  Condensed Consolidated Balance Sheet                           12
  Condensed Consolidated Statement of Cash Flows                 14
  Condensed Consolidated Statement of Changes in
     Shareholder's Equity                                        15
Notes to Condensed Consolidated Financial Statements
  (Unaudited)                                                    16
Independent Accountants' Report                                  19

Note: Detroit Edison's Condensed Consolidated Financial Statements are presented here for ease of reference and are not considered to be part of Item I of the Company's report.

                               DTE ENERGY COMPANY
             CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
                      (MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                  THREE MONTHS        NINE MONTHS
                                                                     ENDED               ENDED
                                                                  SEPTEMBER 30        SEPTEMBER 30
                                                                ----------------    ----------------
                                                                 1999      1998      1999      1998
                                                                 ----      ----      ----      ----
OPERATING REVENUES..........................................    $1,440    $1,199    $3,614    $3,208
                                                                ------    ------    ------    ------
OPERATING EXPENSES
     Fuel and purchased power...............................       510       359     1,063       852
     Operation and maintenance..............................       397       338     1,086       906
     Depreciation and amortization..........................       183       169       547       496
     Taxes other than income................................        69        67       211       207
                                                                ------    ------    ------    ------
          Total Operating Expenses..........................     1,159       933     2,907     2,461
                                                                ------    ------    ------    ------
OPERATING INCOME............................................       281       266       707       747
                                                                ------    ------    ------    ------
INTEREST EXPENSE AND OTHER
     Interest expense.......................................        95        83       260       236
     Preferred stock dividends of subsidiary................        --         1        --         6
     Other -- net...........................................         4         4        13         9
                                                                ------    ------    ------    ------
          Total Interest Expense and Other..................        99        88       273       251
                                                                ------    ------    ------    ------
INCOME BEFORE INCOME TAXES..................................       182       178       434       496
INCOME TAXES................................................        21        46        48       159
                                                                ------    ------    ------    ------
NET INCOME..................................................    $  161    $  132    $  386    $  337
                                                                ======    ======    ======    ======
AVERAGE COMMON SHARES OUTSTANDING...........................       145       145       145       145
                                                                ------    ------    ------    ------
EARNINGS PER COMMON SHARE --
  BASIC AND DILUTED.........................................    $ 1.11    $ 0.91    $ 2.66    $ 2.32
                                                                ------    ------    ------    ------

     See Notes to Condensed Consolidated Financial Statements (Unaudited).

                               DTE ENERGY COMPANY
                CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                (MILLIONS, EXCEPT PER SHARE AMOUNTS AND SHARES)

                                                                SEPTEMBER 30    DECEMBER 31
                                                                    1999           1998
                                                                ------------    -----------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................      $    54         $   130
  Restricted cash...........................................          317             121
  Accounts receivable
     Customer (less allowance for doubtful accounts of $21
      and $20, respectively)................................          437             316
     Accrued unbilled revenues..............................          154             153
     Other..................................................           97             135
  Inventories (at average cost)
     Fuel...................................................          148             171
     Materials and supplies.................................          160             167
  Other.....................................................           87              39
                                                                  -------         -------
                                                                    1,454           1,232
                                                                  -------         -------
INVESTMENTS
  Nuclear decommissioning trust funds.......................          337             309
  Other.....................................................          229             261
                                                                  -------         -------
                                                                      566             570
                                                                  -------         -------
PROPERTY
  Property, plant and equipment.............................       11,580          11,121
  Property under capital leases.............................          222             242
  Nuclear fuel under capital lease..........................          662             659
  Construction work in progress.............................          108             156
                                                                  -------         -------
                                                                   12,572          12,178
                                                                  -------         -------
Less accumulated depreciation and amortization..............        5,507           5,235
                                                                  -------         -------
                                                                    7,065           6,943
                                                                  -------         -------
REGULATORY ASSETS...........................................        2,972           3,091
                                                                  -------         -------
OTHER ASSETS................................................          259             252
                                                                  -------         -------
          TOTAL ASSETS......................................      $12,316         $12,088
                                                                  =======         =======

     See Notes to Condensed Consolidated Financial Statements (Unaudited).

                                                                SEPTEMBER 30    DECEMBER 31
                                                                    1999           1998
                                                                ------------    -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..........................................      $   215         $   239
  Accrued interest..........................................           53              57
  Dividends payable.........................................           75              75
  Accrued payroll...........................................           86             101
  Short-term borrowings.....................................          296             231
  Income taxes..............................................           73              69
  Current portion long-term debt............................          566             294
  Current portion capital leases............................           87             118
  Other.....................................................          240             208
                                                                  -------         -------
                                                                    1,691           1,392
                                                                  -------         -------
OTHER LIABILITIES
  Deferred income taxes.....................................        1,902           1,888
  Capital leases............................................          118             126
  Regulatory liabilities....................................          230             294
  Other.....................................................          532             493
                                                                  -------         -------
                                                                    2,782           2,801
                                                                  -------         -------
LONG-TERM DEBT..............................................        3,985           4,197
                                                                  -------         -------
SHAREHOLDERS' EQUITY
  Common stock, without par value, 400,000,000 shares
     authorized, 145,045,159 and 145,071,317 issued and
     outstanding, respectively..............................        1,950           1,951
  Retained earnings.........................................        1,908           1,747
                                                                  -------         -------
                                                                    3,858           3,698
                                                                  -------         -------
CONTINGENCIES (NOTE 5)
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........      $12,316         $12,088
                                                                  =======         =======

     See Notes to Condensed Consolidated Financial Statements (Unaudited).

                               DTE ENERGY COMPANY
           CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
                                   (MILLIONS)

                                                                 NINE MONTHS
                                                                    ENDED
                                                                 SEPTEMBER 30
                                                                --------------
                                                                1999     1998
                                                                ----     ----
OPERATING ACTIVITIES
  Net Income................................................    $ 386    $ 337
  Adjustments to reconcile net income to net cash from
     operating activities:
     Depreciation and amortization..........................      518      474
     Other..................................................      (43)     (57)
     Changes in current assets and liabilities:
       Restricted cash......................................      (11)     (70)
       Accounts receivable..................................      (84)     (89)
       Inventories..........................................       30      (36)
       Payables.............................................      (43)      51
       Other................................................      (16)      44
                                                                -----    -----
     Net cash from operating activities.....................      737      654
                                                                -----    -----
INVESTING ACTIVITIES
  Plant and equipment expenditures..........................     (530)    (655)
  Investment in coke oven battery businesses................       --     (195)
                                                                -----    -----
     Net cash used for investing activities.................     (530)    (850)
                                                                -----    -----
FINANCING ACTIVITIES
  Issuance of long-term debt................................      265      363
  Increase in short-term borrowings.........................       65      356
  Increase in restricted cash for debt redemptions..........     (185)      --
  Redemption of long-term debt..............................     (204)    (187)
  Redemption of preferred stock.............................       --     (100)
  Dividends on common stock.................................     (224)    (224)
  Other.....................................................       --        3
                                                                -----    -----
     Net cash (used for) from financing activities..........     (283)     211
                                                                -----    -----
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS........      (76)      15
                                                                -----    -----
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD........      130       45
                                                                -----    -----
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD..............    $  54    $  60
                                                                =====    =====
SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid (excluding interest capitalized)............    $ 263    $ 244
  Income taxes paid.........................................      102      115
  New capital lease obligations.............................        3       52

     See Notes to Condensed Consolidated Financial Statements (Unaudited).

                               DTE ENERGY COMPANY
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
           (MILLIONS, EXCEPT PER SHARE AMOUNTS; SHARES IN THOUSANDS)

                                                                      1999
                                                                -----------------
                                                                SHARES     AMOUNT
                                                                ------     ------
COMMON STOCK
  Balance at beginning of year..............................    145,071    $1,951
  Repurchase and retirement of common stock.................        (26)       (1)
                                                                -------    ------
  Balance at September 30, 1999.............................    145,045    $1,950
                                                                -------    ------
RETAINED EARNINGS
  Balance at beginning of year..............................               $1,747
  Net income................................................                  386
  Dividends declared on common stock ($1.545 per share).....                 (224)
  Repurchase and retirement of common stock.................                   (1)
                                                                           ------
  Balance at September 30, 1999.............................               $1,908
                                                                           ------
          TOTAL SHAREHOLDERS' EQUITY........................               $3,858
                                                                           ======

     See Notes to Condensed Consolidated Financial Statements (Unaudited).

                     [This page intentionally left blank.]

                           THE DETROIT EDISON COMPANY
             CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
                                   (MILLIONS)

                                                                  THREE MONTHS        NINE MONTHS
                                                                     ENDED               ENDED
                                                                  SEPTEMBER 30        SEPTEMBER 30
                                                                ----------------    ----------------
                                                                 1999      1998      1999      1998
                                                                 ----      ----      ----      ----
OPERATING REVENUES..........................................    $1,211    $1,105    $3,128    $2,998
                                                                ------    ------    ------    ------
OPERATING EXPENSES
  Fuel and purchased power..................................       405       344       888       818
  Operation and maintenance.................................       275       249       773       719
  Depreciation and amortization.............................       176       162       522       486
  Taxes other than income...................................        69        66       210       206
                                                                ------    ------    ------    ------
          Total Operating Expenses..........................       925       821     2,393     2,229
                                                                ------    ------    ------    ------
OPERATING INCOME............................................       286       284       735       769
                                                                ------    ------    ------    ------
INTEREST EXPENSE AND OTHER
  Interest expense..........................................        82        72       219       208
  Other -- net..............................................         1         3         3        13
                                                                ------    ------    ------    ------
          Total Interest Expense and Other..................        83        75       222       221
                                                                ------    ------    ------    ------
INCOME BEFORE INCOME TAXES..................................       203       209       513       548
INCOME TAXES................................................        65        84       164       230
                                                                ------    ------    ------    ------
NET INCOME..................................................       138       125       349       318
PREFERRED STOCK DIVIDENDS...................................        --         1        --         6
                                                                ------    ------    ------    ------
NET INCOME AVAILABLE FOR COMMON STOCK.......................    $  138    $  124    $  349    $  312
                                                                ======    ======    ======    ======

     See Notes to Condensed Consolidated Financial Statements (Unaudited).

                           THE DETROIT EDISON COMPANY
                CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                (MILLIONS, EXCEPT PER SHARE AMOUNTS AND SHARES)

                                                                SEPTEMBER 30    DECEMBER 31
                                                                    1999           1998
                                                                ------------    -----------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................      $    26         $     5
  Restricted cash...........................................          185              --
  Accounts receivable
     Customer (less allowance for doubtful accounts of
      $20)..................................................          378             307
     Accrued unbilled revenues..............................          154             153
     Other..................................................           64              90
  Inventories (at average cost)
     Fuel...................................................          148             171
     Materials and supplies.................................          135             138
  Other.....................................................           64              21
                                                                  -------         -------
                                                                    1,154             885
                                                                  -------         -------
INVESTMENTS
  Nuclear decommissioning trust funds.......................          337             309
  Other.....................................................           39              74
                                                                  -------         -------
                                                                      376             383
                                                                  -------         -------
PROPERTY
  Property, plant and equipment.............................       11,029          10,610
  Property under capital leases.............................          222             242
  Nuclear fuel under capital lease..........................          662             659
  Construction work in progress.............................            9             118
                                                                  -------         -------
                                                                   11,922          11,629
                                                                  -------         -------
Less accumulated depreciation and amortization..............        5,446           5,201
                                                                  -------         -------
                                                                    6,476           6,428
                                                                  -------         -------
REGULATORY ASSETS...........................................        2,972           3,091
                                                                  -------         -------
OTHER ASSETS................................................          213             200
                                                                  -------         -------
          TOTAL ASSETS......................................      $11,191         $10,987
                                                                  =======         =======

     See Notes to Condensed Consolidated Financial Statements (Unaudited).

                                                                SEPTEMBER 30    DECEMBER 31
                                                                    1999           1998
                                                                ------------    -----------
LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES
  Accounts payable..........................................      $   167         $   211
  Accrued interest..........................................           43              54
  Dividends payable.........................................           80              80
  Accrued payroll...........................................           80              86
  Short-term borrowings.....................................          296             231
  Income taxes..............................................          104              60
  Current portion long-term debt............................          479             219
  Current portion capital leases............................           87             118
  Other.....................................................          192             203
                                                                  -------         -------
                                                                    1,528           1,262
                                                                  -------         -------
OTHER LIABILITIES
  Deferred income taxes.....................................        1,867           1,846
  Capital leases............................................          118             126
  Regulatory liabilities....................................          230             294
  Other.....................................................          517             484
                                                                  -------         -------
                                                                    2,732           2,750
                                                                  -------         -------
LONG-TERM DEBT..............................................        3,308           3,462
                                                                  -------         -------
SHAREHOLDER'S EQUITY
  Common stock, $10 par value, 400,000,000 shares
     authorized, 145,119,875 issued and outstanding.........        1,451           1,451
  Premium on common stock...................................          548             548
  Common stock expense......................................          (48)            (48)
  Retained earnings.........................................        1,672           1,562
                                                                  -------         -------
                                                                    3,623           3,513
                                                                  -------         -------
CONTINGENCIES (NOTE 5)
          TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY........      $11,191         $10,987
                                                                  =======         =======

     See Notes to Condensed Consolidated Financial Statements (Unaudited).

                           THE DETROIT EDISON COMPANY
           CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
                                   (MILLIONS)

                                                                 NINE MONTHS
                                                                    ENDED
                                                                 SEPTEMBER 30
                                                                --------------
                                                                1999     1998
                                                                ----     ----
OPERATING ACTIVITIES
  Net Income................................................    $ 349    $ 318
  Adjustments to reconcile net income to net cash from
     operating activities:
     Depreciation and amortization..........................      493      463
     Other..................................................       (5)    (168)
     Changes in current assets and liabilities:
       Accounts receivable..................................      (46)     (64)
       Inventories..........................................       26      (32)
       Payables.............................................      (61)     103
       Other................................................      (53)     (48)
                                                                -----    -----
     Net cash from operating activities.....................      703      572
                                                                -----    -----
INVESTING ACTIVITIES
  Plant and equipment expenditures..........................     (429)    (365)
                                                                -----    -----
     Net cash used for investing activities.................     (429)    (365)
                                                                -----    -----
FINANCING ACTIVITIES
  Issuance of long-term debt................................      265      100
  Increase in short-term borrowings.........................       65      205
  Increase in restricted cash for debt redemptions..........     (185)      --
  Redemption of long-term debt..............................     (159)    (169)
  Redemption of preferred stock.............................       --     (100)
  Dividends on common and preferred stock...................     (239)    (245)
  Other.....................................................       --        3
                                                                -----    -----
     Net cash used for financing activities.................     (253)    (206)
                                                                -----    -----
NET INCREASE IN CASH AND CASH EQUIVALENTS...................       21        1
                                                                -----    -----
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD........        5       15
                                                                -----    -----
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD..............    $  26    $  16
                                                                =====    =====
SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid (excluding interest capitalized)............    $ 229    $ 219
  Income taxes paid.........................................      186      195
  New capital lease obligations.............................        3       52

     See Notes to Condensed Consolidated Financial Statements (Unaudited).

                           THE DETROIT EDISON COMPANY
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY (UNAUDITED)
           (MILLIONS, EXCEPT PER SHARE AMOUNTS; SHARES IN THOUSANDS)

                                                                      1999
                                                                -----------------
                                                                SHARES     AMOUNT
                                                                ------     ------
COMMON STOCK
  Balance at beginning of year..............................    145,120    $1,451
                                                                -------    ------
  Balance at September 30, 1999.............................    145,120    $1,451
                                                                -------    ------
PREMIUM ON COMMON STOCK
  Balance at beginning of year..............................               $  548
                                                                           ------
  Balance at September 30, 1999.............................               $  548
                                                                           ------
COMMON STOCK EXPENSE
  Balance at beginning of year..............................               $  (48)
                                                                           ------
  Balance at September 30, 1999.............................               $  (48)
                                                                           ------
RETAINED EARNINGS
  Balance at beginning of year..............................               $1,562
  Net income................................................                  349
  Dividends declared on common stock ($1.65 per share)......                 (239)
                                                                           ------
  Balance at September 30, 1999.............................               $1,672
                                                                           ------
TOTAL SHAREHOLDER'S EQUITY..................................               $3,623
                                                                           ======

     See Notes to Condensed Consolidated Financial Statements (Unaudited).

DTE ENERGY COMPANY AND THE DETROIT EDISON COMPANY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 -- ANNUAL REPORT NOTES

     These condensed consolidated financial statements (unaudited) should be read in conjunction with the Annual Report Notes and the Quarterly Report Notes. The Notes contained herein update and supplement matters discussed in the Annual Report Notes and the Quarterly Report Notes.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The condensed consolidated financial statements are unaudited, but in the opinion of the Company and Detroit Edison, with respect to its own financial statements, include all adjustments necessary for a fair statement of the results for the interim periods. Financial results for this interim period are not necessarily indicative of results that may be expected for any other interim period or for the fiscal year.

     Certain prior year balances have been reclassified to conform to the current year's presentation.

NOTE 2 -- MERGER AGREEMENT

     On October 4, 1999 the Company entered into a definitive merger agreement with MCN. MCN, a Michigan corporation, is primarily involved in natural gas production, gathering, processing, transmission, storage and distribution, electric power generation and energy marketing. MCN's largest subsidiary is Michigan Consolidated Gas Company, a natural gas utility serving 1.2 million customers in more than 500 communities throughout Michigan. The merger, which is subject to a number of regulatory approvals, is expected to be completed in six to nine months. The merger agreement provides that the Company will acquire all outstanding shares of MCN for $28.50 per share in cash or 0.775 shares of Company common stock for each share of MCN common stock, subject to certain allocation procedures requiring that the aggregate number of shares of MCN common stock that will be converted into cash and the Company's common stock will be equal to 55% and 45%, respectively, of the total number of shares of MCN common stock outstanding immediately prior to the merger. The transaction was preliminarily valued at $4.6 billion, which includes the assumption of approximately $2 billion of MCN's debt.

     The merger agreement provides for termination under certain circumstances; in such event, (1) the Company may be required to pay MCN a termination fee of $85 million plus expense reimbursement of up to $15 million or (2) MCN may be required to pay the Company a termination fee of $55 million plus expense reimbursement of up to $15 million.

NOTE 3 -- REGULATORY MATTERS

     As discussed in Note 2 of the Annual Report, proceedings were pending regarding Detroit Edison's recovery of certain extraordinary storm costs over a 24-month period commencing January 1998. On June 11, 1999, in an unpublished opinion, the Michigan Court of Appeals remanded back to the MPSC for hearing a November 1997 order that permitted Detroit Edison to amortize extraordinary storm damage expenses incurred in 1997 over the following two years. The MPSC had approved Detroit Edison's request to offset the storm damage expense against a $53 million revenue requirement reduction from the 1988 Fermi settlement on an ex-parte basis. The Attorney General appealed the MPSC ruling. Detroit Edison filed a motion for rehearing with the Michigan Court of Appeals on July 1, 1999. Detroit Edison is unable to determine the timing or the outcome of these proceedings.

NOTE 4 -- SHORT-TERM CREDIT ARRANGEMENTS AND BORROWINGS

     At September 30, 1999, Detroit Edison had total short-term credit arrangements of approximately $505 million under which $96 million of commercial paper was outstanding. Additionally, Detroit Edison had a $200 million trade receivables sales agreement under which $200 million was outstanding at September 30, 1999.

     At September 30, 1999, DTE Capital had short-term credit arrangements of $400 million, backed by a Support Agreement from the Company, under which no amounts were outstanding.

     In addition, the Company has entered into a total of $550 million of Support Agreements with DTE Capital for the purpose of DTE Capital's credit enhancing activities on behalf of DTE Energy affiliates.

NOTE 5 -- CONTINGENCIES

LEGAL PROCEEDINGS

     Detroit Edison and plaintiffs in a class action pending in the Circuit Court for Wayne County, Michigan (Gilford, et al v. Detroit Edison), as well as plaintiffs in two other pending actions which make class claims (Sanchez, et al v. Detroit Edison, Circuit Court for Wayne County, Michigan; and Frazier v. Detroit Edison, United States District Court, Eastern District of Michigan), agreed to binding arbitration to settle these matters. The settlement agreement provides that Detroit Edison's monetary liability would be no less than $17.5 million and no greater than $65 million after the conclusion of all related proceedings. In July 1998, the Consent Judgement received preliminary Court approval. The Fairness Hearing with respect to the terms of the settlement was held in August 1998, and no objections to the settlement were raised. On October 28, 1999, a panel of arbitrators awarded the plaintiffs $45.15 million. As a result of the arbitration award, Detroit Edison must deposit $40.15 million in an escrow fund for the plaintiffs by November 27, 1999. Due to sufficient prior accruals and insurance coverage, Detroit Edison does not anticipate a material 1999 earnings impact due to this award.

NOTE 6 -- SEGMENT AND RELATED INFORMATION

     Effective December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information." The Company's reportable business segment is its electric utility, Detroit Edison, which is engaged in the generation, purchase, transmission, distribution and sale of electric energy in a 7,600 square mile area in Southeastern Michigan. All other includes non-regulated energy-related businesses and services, which develop and manage electricity and other energy-related projects, and engage in domestic energy trading and marketing. Inter-segment revenues are not material. Financial data for business segments are as follows:

                                                        ELECTRIC     ALL     RECONCILIATIONS
                                                        UTILITY     OTHER    AND ELIMINATIONS    CONSOLIDATED
                                                        --------    -----    ----------------    ------------
                                                                             (MILLIONS)
Three Months Ended September 30, 1999
  Operating revenues................................     $1,211     $229           $ --             $1,440
  Net income........................................        138       23             --                161
Nine Months Ended September 30, 1999
  Operating revenues................................     $3,128     $486           $ --             $3,614
  Net income........................................        349       47            (10)               386
Three Months Ended September 30, 1998
  Operating revenues................................     $1,105     $ 94           $ --             $1,199
  Net income........................................        124       10             (2)               132
Nine Months Ended September 30, 1998
  Operating revenues................................     $2,998     $210           $ --             $3,208
  Net income........................................        312       29             (4)               337

                            ------------------------

     This Quarterly Report on Form 10-Q, including the report of Deloitte & Touche LLP (on page 19) will automatically be incorporated by reference in the Prospectuses constituting part of the Registration Statements on Form S-3 (Registration Nos. 33-53207, 33-64296 and 333-65765) of The Detroit Edison Company and Form S-8 (Registration No. 333-00023), Form S-4 (Registration No. 333-89175) and Form S-3 (Registration No. 33-57545) of DTE Energy Company, filed under the Securities Act of 1933. Such report of Deloitte & Touche LLP, however, is not a "report" or "part of the Registration Statement" within the meaning of Sections 7 and 11 of the Securities Act of 1933 and the liability provisions of
Section 11(a) of such Act do not apply.

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Shareholders of DTE Energy Company and The Detroit Edison Company

     We have reviewed the accompanying condensed consolidated balance sheets of DTE Energy Company and subsidiaries and of The Detroit Edison Company and subsidiaries as of September 30, 1999, and the related condensed consolidated statements of income for the three-month and nine-month periods ended September 30, 1999 and 1998, the condensed consolidated statements of cash flows for the nine-month periods ended September 30, 1999 and 1998, and the condensed consolidated statement of changes in shareholders' equity for the nine-month period ended September 30, 1999. These financial statements are the responsibility of DTE Energy Company's management and of The Detroit Edison Company's management.

     We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with generally accepted accounting principles.

     We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of DTE Energy Company and subsidiaries and of The Detroit Edison Company and subsidiaries as of December 31, 1998, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended (not presented herein); and in our report dated January 27, 1999, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 1998 is fairly stated, in all material respects, in relation to the consolidated balance sheets from which it has been derived.

DELOITTE & TOUCHE LLP

Detroit, Michigan
November 8, 1999

ITEM 2 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     This analysis for the three and nine months ended September 30, 1999, as compared to the same periods in 1998, should be read in conjunction with the condensed consolidated financial statements (unaudited), the accompanying Notes, the Quarterly Report Notes and the Annual Report Notes.

     Detroit Edison is the principal operating subsidiary of the Company and, as such, unless otherwise identified, this discussion explains material changes in results of operations of both the Company and Detroit Edison and identifies recent trends and events affecting both the Company and Detroit Edison.

GROWTH

     As discussed in the Annual Report, in order to sustain earnings growth with an objective of 6% growth annually, the Company and Detroit Edison have developed a business strategy focused on core competencies, consisting of expertise in developing, managing and operating energy assets, including coal sourcing, blending and transportation skills. As part of this strategy it was expected that one new line of business would be developed in 1999 through acquisition or start-up.

     As discussed in Note 2, the Company and MCN have entered into a merger agreement. Subject to the receipt of all regulatory approvals, as well as the approval of the shareholders of each company, scheduled for December 20, 1999, the merger is expected to be completed in six to nine months. The Company expects that completion of the merger will result in the issuance of approximately 30 million additional shares of its common stock and approximately $1.4 billion in additional external financing.

     The merger of the Company and MCN is expected to create a fully integrated electric and natural gas company that would be able to achieve an average of $60 million in (after-tax) cost savings per year over the first ten years of the merger. This business combination is also expected to be accretive to the Company's earnings per share by 2001 and is expected to strongly support the Company's commitment to a long-term earnings growth rate of 6%.

     The merger agreement also provides for a Company affiliate to purchase all of MCN's membership interest in several limited liability companies that own and operate synthetic fuel manufacturing facilities (coal fines plants).

     The successful completion and implementation of the merger is subject to a number of risks, including the satisfactory receipt of all necessary regulatory approvals, as well as the approval of the shareholders of each company. While the Company expects that the combined entity will provide for operating cost reductions, there can be no assurances that such reductions will occur. The merger is expected to create fully integrated electric and gas operations which will permit the Company to continue to successfully compete in the energy markets as competition is fully introduced and implemented; however, there can be no assurances that the new company will be successfully responsive to competitive pressures. The external financing needs of the merger may create a sensitivity to interest rate changes; and the Company will need to successfully integrate the two operations in order to be able to service the expected debt requirements and achieve aggregate operating cost reductions. The merger is anticipated to strategically place the Company in the energy markets, but there can be no assurances that the combination will be successful.

ELECTRIC INDUSTRY RESTRUCTURING

     Various bills have been introduced and proposed for introduction at the Federal level and in the Michigan Legislature addressing competition in the electric markets. The Company and Detroit Edison are reviewing these bills; and the impact, which may include generation divestiture, of the adoption and implementation of one or more of these legislative proposals is unknown. Detroit Edison is voluntarily proceeding with the implementation of Electric Choice as provided for in MPSC Orders.

MICHIGAN PUBLIC SERVICE COMMISSION

     In March 1999, the MPSC approved an interim code of conduct filed by Detroit Edison. The interim code allows DTE Energy affiliated companies to participate in the Electric Choice program. The MPSC also opened a proceeding to develop a permanent code of conduct. A final order from the MPSC is not expected until the third quarter of 2000.

     In March 1999, Detroit Edison filed an application with the MPSC for true-up of its stranded costs, including Electric Choice implementation costs, and on September 17, 1999, filed its direct testimony. The testimony recommended Detroit Edison continue to provide exclusive metering and billing service, as set forth in its approved Electric Choice Implementation Plan, at least through the transition period ending in 2007; supported its proposed true-up methodology including estimated initial transition charge levels for the year 2002 by customer class; and supported Detroit Edison's proposed calculation of stranded costs during the bidding period. The testimony also supported revised stranded cost balances; presented Detroit Edison's position concerning the true-up of stranded costs for actual market clearing price, and proposed a method for identifying resale mitigation resources. In addition, the testimony supported adjustment to calculations in the PSCR proceeding to account for the resale of load lost due to the Electric Choice program; and presented its proposed method for recovery of Electric Choice implementation costs. MPSC Staff and intervenors have filed testimony in opposition to Detroit Edison's position. A final order is not expected until the first quarter of 2000.

     On July 22, 1999, the Association of Businesses Advocating Tariff Equity (ABATE) made a filing with the MPSC indicating that Detroit Edison's retail rates produce approximately $333 million of excess revenues. Of this amount, approximately $202 million is related to ABATE's proposed reversal of the December 28, 1998 MPSC order authorizing the accelerated amortization of Fermi
2. On September 22, 1999, Detroit Edison, the MPSC Staff (Staff), the Michigan Environmental Council and Public Research Group in Michigan, and the Attorney General (AG) filed their direct cases in the ABATE Complaint Case. Of particular significance is the proposal by the Staff that the MPSC establish three profitability bands for return on equity which would produce predefined benefits or penalties. Detroit Edison's testimony supports a revenue deficiency of $33 million. The Staff concluded that no revenue sufficiency exists when Detroit Edison's pending required review of its depreciation rates is taken into account. The Staff also assumed that the Fermi 2 Amortization Order will not be reversed. The AG proposes the reversal of the Fermi 2 Amortization Order. Detroit Edison will file rebuttal testimony in mid-November 1999. A final MPSC order is not expected until spring 2000. Detroit Edison is unable to predict the outcome of this proceeding.

     On September 30, 1999, Detroit Edison filed its 2000 PSCR plan case. Fuel and purchased power costs for 2000 are projected to increase by up to 6 percent, on average, over the corresponding forecast for 1999. Detroit Edison is seeking a corresponding increase in its PSCR Factor for 2000. An order is expected in the third quarter of 2000.

ELECTRIC CHOICE

     On June 29, 1999, the Michigan Supreme Court, on a 4-3 vote, issued an opinion determining that the MPSC lacked authority to order retail wheeling in the context of an Electric Choice program. The Court reversed an earlier Michigan Court of Appeals opinion finding such authority and vacated two MPSC orders directing implementation of the experimental program. The Court held that the MPSC possesses no common law powers and may only exercise authority clearly conferred upon it by the Legislature. It stated that retail wheeling issues involve many policy concerns and stated that the Legislature, not the Court, is the body that must consider and weigh the economic and social costs and benefits of electric restructuring.

     On August 17, 1999, the MPSC issued an order setting a deadline of September 1, 1999 for Detroit Edison and Consumers Energy to notify the MPSC if they choose to voluntarily implement the Electric Choice program previously ordered by the MPSC. On September 1, 1999, Detroit Edison filed a letter with the MPSC reaffirming the decision to expeditiously move ahead with the voluntary implementation of Electric Choice. Consumers Energy has likewise agreed to proceed with the Electric Choice program. On September 20, 1999, the bidding on the 225 MW allotted for Detroit Edison and 150 MW allotted for Consumers Energy for the first phase of Electric Choice was fully subscribed. Four additional bidding phases are contemplated, 225 MW closing on November 19, 1999 and 225 MW each closing in January, March and November 2000.

LIQUIDITY AND CAPITAL RESOURCES

CASH FROM OPERATING ACTIVITIES

     Net cash from operating activities for the Company and Detroit Edison was higher due to increased net income and changes in current assets and liabilities.

CASH USED FOR INVESTING ACTIVITIES

     Net cash used for investing activities for the Company was lower due to an investment in coke oven battery businesses in the prior period and lower plant and equipment expenditures.

     Net cash used for investing activities was higher for Detroit Edison due to higher plant and equipment expenditures.

CASH (USED FOR) FROM FINANCING ACTIVITIES

     Net cash used for financing activities for the Company for the nine month period ended September 30, 1999 was $283 million compared to net cash from financing activities of $211 million for the same period in 1998. This fluctuation was mainly due to a decreased usage of short-term borrowings.

     Net cash used for financing activities for Detroit Edison increased due primarily to an increase in restricted cash for debt redemptions and a decreased usage of short-term borrowings.

     Detroit Edison has an effective shelf registration statement on file with the Securities and Exchange Commission pursuant to which it may issue up to $225 million in debt securities.

     In August 1999, Detroit Edison issued $40 million of General and Refunding Mortgage Bonds.

     In August and September 1999, Detroit Edison issued three series of 30-year collateralized tax-exempt bonds totaling $225 million. The proceeds were used to redeem $40 million of debt in September 1999 and the remainder will be used for December 1999 redemptions.

     In November 1999, Detroit Edison purchased $24 million of Mortgage Bonds in the open market. These bonds have been canceled.

YEAR 2000

     The Company and Detroit Edison have been involved in an enterprise-wide program to address Year 2000 issues. A program office was established in mid-1997 to implement a rigorous plan to address the impact of Year 2000 on hardware and software systems, embedded systems (which include microprocessors used in the production and control of electric power), and critical service providers. The emphasis has been on mission critical systems that support core business activities or processes. Core business activities/processes include safety, environmental and regulatory compliance, product production and delivery, revenue collection, employee and supplier payment and financial asset management.

     The plan for addressing Year 2000 is divided into several phases including raising general awareness of Year 2000 throughout the Company and Detroit Edison; maintaining an inventory of systems and devices; performing an assessment of inventoried systems and devices; performing compliance testing of suspect systems and devices; remediation of non-compliant systems and devices through replacement, repair, retirement, or identifying an acceptable work around; testing and remediation of systems and devices in an integrated environment and preparing business continuity plans.

     Inventory, assessment and compliance testing phases have been completed for known systems and devices. Remediation of mission critical assets is complete. Integration planning, including the mapping of critical business processes, is complete for Detroit Edison. Integration testing for Detroit Edison is also complete.

     To support the program, the Year 2000 office has been working with major utility industry associations and organizations, customers and vendors to gather and share information on Year 2000 issues. Letters were sent to the North American Electric Reliability Council (NERC) and the U.S. Nuclear Regulatory Commission (NRC) concerning Year 2000 readiness on June 29, 1999 and June 30, 1999, respectively. These letters confirmed that Detroit Edison systems critical to the generation, transmission and distribution of power are ready for operation into the new millennium. The NRC responded on October 1, 1999, confirming that all requested information has been provided. The program office has contacted vendors critical to Company operations to determine their progress on Year 2000.

     To further assist in identifying potential problems, tests of generating facilities have been conducted by advancing control systems dates to the Year 2000. Results of these tests have shown that the generating facilities operated successfully in this induced "millennium mode." Exercises were conducted on December 31, 1998 and January 1, 1999 to assess the ability to reach employees and the regional security centers of the East Central Area Reliability Group through various communication channels. The exercised communication channels operated properly. Detroit Edison back-up telecommunication systems worked as designed in a North America-wide drill conducted on April 9, 1999. Detroit Edison participated in the NERC nationwide Year 2000 drill for all utility systems on September 8 and 9, 1999. As a result of the drill, Detroit Edison was able to demonstrate its ability to deploy resources, perform operation and administrative procedures, use backup telecommunication systems and implement some contingency plans.

     In the event that an unknown Year 2000 condition adversely affects service to customers or an internal business process, contingency and business continuity plans and procedures have been developed to provide rapid restoration to normal conditions. The Company and Detroit Edison have always maintained a comprehensive operational emergency response plan. The business continuity function of the Year 2000 program supplements the existing emergency plan to include Year 2000 specific events. To manage and coordinate operations, including mobilization of all employees as necessary during the transition to the new millennium, a Year 2000 emergency coordination center was fully operational as of September 30, 1999. During the rollover event, the emergency management staffing plan calls for 1,300 working and on-call employees to manage Year 2000 issues. This is in addition to the normal holiday-weekend staff. Most of the employees work in the Fossil Generation, Nuclear Generation, Energy Delivery and Information Systems organizations. Key facilities, including substations, will be staffed during the rollover. The emergency coordination center will continuously monitor the impact of Year 2000 as it is experienced in other parts of the world and moves to the Eastern Standard Time zone.

     The Company and Detroit Edison believe that with all Year 2000 modifications, business continuity and emergency management plans in place, the Year 2000 will not have a material effect on their financial position, liquidity and results of operations. Despite all efforts, there can be no assurances that Year 2000 issues can be totally eliminated. Results of modifications and testing done through September 30, 1999 have demonstrated that Detroit Edison should be able to maintain normal operating conditions into the Year 2000, although there may be isolated electric service interruptions. Detroit Edison's internal business systems may be affected by a Year 2000 related failure that could temporarily interrupt the ability to communicate with customers, collect revenue, or complete cash transactions. In addition, no assurances can be given that the systems of vendors, interconnected utilities and customers will not result in Year 2000 problems.

     The Company estimates that Year 2000 costs will approximate $87 million with $81 million expended through September 30, 1999. Operating cash flow is expected to be sufficient to pay Year 2000 modification costs with no material impact on operating results or cash flows.

RESULTS OF OPERATIONS

     For the three months ended September 30, 1999, the Company's net income was $161 million or $1.11 per common share as compared to $132 million or $0.91 per common share during the same period in 1998. For the nine months ended September 30, 1999, net income was $386 million or $2.66 per common share compared to $337 million or $2.32 per common share during the same period in 1998.

     The 1999 three and nine month earnings were higher than 1998 due to higher electric system sales and increased utilization of tax credits generated by non-regulated businesses, partially offset by higher operating expenses, primarily Year 2000, fuel and purchased power, and depreciation and amortization expenses.

OPERATING REVENUES

     Increases in operating revenues were due primarily to higher non-regulated subsidiary revenues, principally energy trading and coke oven battery operations, higher system sales due to increased customer base and electric usage and increased heating load for the nine month period, partially offset by decreased sales between utilities and regulated rate decreases.

     Detroit Edison kWh sales increased (decreased) as compared to the prior year as follows:

                                                                THREE      NINE
                                                                MONTHS    MONTHS
                                                                ------    ------
Residential.................................................      2.0%      3.2%
Commercial..................................................     (0.6)      2.8
Industrial..................................................     11.1       4.7
Other (includes primarily sales for resale).................     12.6      10.3
     Total System...........................................      3.9       3.8
Sales between utilities.....................................    (26.0)    (29.6)
     Total..................................................      2.2       0.9

     The increase in residential sales resulted from growth in the customer base and electric usage, and more heating related demand for the nine month period. Industrial sales increased, reflecting more heating related demand along with replacement energy sales for the Ford Rouge Power Plant for the nine month period and a continuation of favorable economic conditions. Commercial sales decreased for the three month period due to cooler weather. Sales to other customers increased reflecting increased demand from sales for resale customers. Sales between utilities decreased due to less power available for sale.

OPERATING EXPENSES

Fuel and Purchased Power

     For the three and nine month periods ended, fuel and purchased power expense increased for the Company due primarily to new non-regulated subsidiary expenses, principally energy trading operations. Detroit Edison fuel and purchased power expense increased due to increased purchases of higher cost power and higher system output, partially offset by increased usage of lower cost system generation as a result of increased system availability and lower fuel unit costs due to decreased nuclear fuel cost and increased usage of low cost Fermi 2 generation.

     Net system output and average fuel and purchased power unit costs for Detroit Edison were as follows:

                                                                  THREE MONTHS        NINE MONTHS
                                                                ----------------    ----------------
                                                                 1999      1998      1999      1998
                                                                 ----      ----      ----      ----
                                                                         (THOUSANDS OF MWH)
Power plant generation
  Fossil....................................................    11,847    11,387    32,021    32,784
  Nuclear...................................................     2,377     1,445     7,028     5,734
Purchased power.............................................     1,988     2,924     5,761     5,706
                                                                ------    ------    ------    ------
Net system output...........................................    16,212    15,756    44,510    44,224
                                                                ======    ======    ======    ======
Average unit cost ($/MWh)
  Generation................................................    $12.80    $13.18    $12.54    $12.88
  Purchased power...........................................    101.62     53.81     60.38     48.33

Operation and Maintenance

     Operation and maintenance expense increased for the three and nine month periods due to new non-regulated subsidiary operation expense ($33 million) and ($126 million), respectively, higher transmission and distribution related expenses for the three month period ($26 million) and higher expenses for Year 2000 testing and remediation for the nine month period ($27 million). The increase in non-regulated subsidiary operation expense was due to the increased level of operation and the addition of new businesses.

Income Taxes

     Income tax expense for the Company decreased in 1999 due primarily to increased utilization of alternate fuels credits generated from non-regulated businesses and the end of the Fermi 2 phase-in plan.

FORWARD-LOOKING STATEMENTS

     Certain information presented herein is based on the expectations of the Company and Detroit Edison, and, as such, is forward-looking. The Private Securities Litigation Reform Act of 1995 encourages reporting companies to provide analyses and estimates of future prospects and also permits reporting companies to point out that actual results may differ from those anticipated.

     Actual results for the Company and Detroit Edison may differ from those expected due to a number of variables including, but not limited to, weather, actual sales, the effects of competition and the phased-in implementation of Electric Choice, the implementation of utility restructuring in Michigan (which involves pending and proposed regulatory and legislative proceedings, and the recovery of stranded costs), environmental (including proposed regulations to limit nitrogen oxide emissions) and nuclear requirements, the impact of FERC proceedings and regulations, the success of non-regulated lines of business and the timely completion and functioning of Year 2000 modifications. In addition, expected results will be dependent upon the successful completion and implementation of the Company's pending merger with MCN. While the Company and Detroit Edison believe that estimates given accurately measure the expected outcome, actual results could vary materially due to the variables mentioned as well as others. This discussion contains a Year 2000 readiness disclosure.

              QUARTERLY REPORT ON FORM 10-Q FOR DTE ENERGY COMPANY
                          PART II -- OTHER INFORMATION

ITEM 5 -- OTHER INFORMATION.

     A special meeting of the Company's common shareholders will be held on December 20, 1999. At this meeting, Shareholders will be asked to approve the issuance of common stock in connection with the MCN merger. The affirmative vote of a majority of shares voting is required for passage.

          QUARTERLY REPORT ON FORM 10-Q FOR THE DETROIT EDISON COMPANY
                        PART I -- FINANCIAL INFORMATION

ITEM 1 -- CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED).

     See pages 11 through 15.

ITEM 2 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     See the Company's and Detroit Edison's "Item 2 -- Management's Discussion and Analysis of Financial Condition and Results of Operations," which is incorporated herein by this reference.

                          PART II -- OTHER INFORMATION

ITEM 1 -- LEGAL PROCEEDINGS.

     In a lawsuit filed in January 1999 in the Circuit Court for Wayne County Michigan (Cook, et al v. Detroit Edison), a number of individual plaintiffs have claimed employment-related sex, gender and race discrimination, as well as harassment. A hearing on plaintiffs' request for class action certification is scheduled to be held in December 1999. Detroit Edison believes the claims are without merit and class action certification is not appropriate.

                       QUARTERLY REPORTS ON FORM 10-Q FOR
               DTE ENERGY COMPANY AND THE DETROIT EDISON COMPANY

ITEM 6 -- EXHIBITS AND REPORTS ON FORM 8-K.

(a) Exhibits

     (i) Exhibits filed herewith.

EXHIBIT
NUMBER
-------
  3-14    --   Bylaws of Detroit Edison, as amended through September 22,
               1999.
 4-204    --   Supplemental Indenture, dated as of August 1, 1999, creating the General and Refunding Mortgage Bonds, 1999 Series AP,
               Due September 1, 2029; 1999 Series BP, Due September 1,
               2029; and 1999 Series LP, Due September 1, 2029.
 4-205    --   Supplemental Indenture, dated as of August 15, 1999,
               creating the General and Refunding Mortgage Bonds, Floating
               Rate 1999 Series D Due September 17, 2001.
 11-17    --   DTE Energy Company Basic and Diluted Earnings Per Share of
               Common Stock.
 12-20    --   DTE Energy Company Computation of Ratio of Earnings to Fixed
               Charges.
 12-21    --   The Detroit Edison Company Computation of Ratio of Earnings
               to Fixed Charges.
 15-12    --   Awareness Letter of Deloitte & Touche LLP regarding their
               report dated November, 1999.
 27-29    --   Financial Data Schedule for the period ended September 30,
               1999 for DTE Energy Company.
 27-30    --   Financial Data Schedule for the period ended September 30,
               1999 for The Detroit Edison Company.
 99-29    --   U.S. $160,000,000 Standby Note Purchase Credit Facility,
               dated as of October 26, 1999, among Detroit Edison, the
               Bank's signatory thereto, Barclays Bank PLC, as
               Administrative Agent and Barclays Capital Inc., Lehman
               Brothers Inc. and Banc One Capital Markets, Inc., as
               Remarketing Agents.

99-30    --   Seventh Amendment, dated as of August 26, 1999, to
              $200,000,000 364-Day Credit Agreement, dated as of September
              1, 1993, as amended among The Detroit Edison Company,
              Renaissance Energy Company, the Banks parties thereto and
              Barclays Bank PLC, New York branch as Agent.
99-31    --   Eighth Amendment, dated as of August 26, 1999 to 1988
              Amended and Restated Nuclear Fuel Heat Purchase Contract
              between Detroit Edison and Renaissance Energy Company.

     (ii) Exhibits incorporated herein by reference.

  2(a)    --     Agreement and Plan of Merger, among DTE Energy Company, MCN
                 Energy Group Inc. and DTE Enterprises, Inc., dated as of
                 October 4, 1999 (Exhibit 2(a) to Form 8-K dated October 5,
                 1999).
  3(a)    --     Amended and Restated Articles of Incorporation of DTE Energy
                 Company, dated December 13, 1995. (Exhibit 3-5 to Form 10-Q for quarter ended September 30, 1997).
  3(b)    --     Certificate of Designation of Series A Junior Participating
                 Preferred Stock of DTE Energy Company. Exhibit 3-6 to Form
                 10-Q for quarter ended September 30, 1997.)
  3(c)    --     Bylaws of DTE Energy Company, as amended through September
                 22, 1999 (Exhibit 3-3 to Registration No. 333-89175).
  3(d)    --     Articles of Incorporation of DTE Enterprises, Inc. (Exhibit
                 3.5 to Registration No. 333-89175).
  3(e)    --     Bylaws of DTE Enterprises, Inc. (Exhibit 3.6 to Registration
                 No. 333-89175).
  3(f)    --     Rights Agreement, dated as of September 23, 1997, by and
                 between DTE Energy Company and The Detroit Edison Company, as Rights Agent (Exhibit 4-1 to DTE Energy Company Current
                 Report on Form 8-K, dated September 23, 1997).
  3(g)    --     Agreement and Plan of Exchange (Exhibit 1(2) to DTE Energy
                 Form 8-B filed January 2, 1996, File No. 1-11607).
  4(a)    --     Mortgage and Deed of Trust, dated as of October 1, 1924,
                 between Detroit Edison (File No. 1-2198) and Bankers Trust
                 Company as Trustee (Exhibit B-1 to Registration No. 2-1630)
                 and indentures supplemental thereto, dated as of dates
                 indicated below, and filed as exhibits to the filings as set forth below:

               September 1, 1947   Exhibit B-20 to Registration No. 2-7136
               October 1, 1968     Exhibit 2-B-33 to Registration No. 2-30096
               November 15, 1971   Exhibit 2-B-38 to Registration No. 2-42160

               January 15, 1973    Exhibit 2-B-39 to Registration No. 2-46595
               June 1, 1978        Exhibit 2-B-51 to Registration No. 2-61643
               June 30, 1982       Exhibit 4-30 to Registration No. 2-78941
               August 15, 1982     Exhibit 4-32 to Registration No. 2-79674
               October 15, 1985    Exhibit 4-170 to Form 10-K for year ended December 31, 1994
               November 30, 1987   Exhibit 4-139 to Form 10-K for year ended December 31, 1992
               July 15, 1989       Exhibit 4-171 to Form 10-K for year ended December 31, 1994
               December 1, 1989    Exhibit 4-172 to Form 10-K for year ended December 31, 1994
               February 15, 1990   Exhibit 4-173 to Form 10-K for year ended December 31, 1994
               April 1, 1991       Exhibit 4-15 to Form 10-K for year ended December 31, 1996
               May 1, 1991         Exhibit 4-178 to Form 10-K for year ended December 31, 1996
               May 15, 1991        Exhibit 4-179 to Form 10-K for year ended December 31, 1996
               September 1, 1991   Exhibit 4-180 to Form 10-K for year ended December 31, 1996
               November 1, 1991    Exhibit 4-181 to Form 10-K for year ended December 31, 1996
               January 15, 1992    Exhibit 4-182 to Form 10-K for year ended December 31, 1996
               February 29, 1992   Exhibit 4-187 to Form 10-Q for quarter ended March 31, 1998
               April 15, 1992      Exhibit 4-188 to Form 10-Q for quarter ended March 31, 1998
               July 15, 1992       Exhibit 4-189 to Form 10-Q for quarter ended March 31, 1998
               July 31, 1992       Exhibit 4-190 to Form 10-Q for quarter ended March 31, 1998
               November 30, 1992   Exhibit 4-130 to Registration No. 33-56496
               January 1, 1993     Exhibit 4-131 to Registration No. 33-56496
               March 1, 1993       Exhibit 4-191 to Form 10-Q for quarter ended March 31, 1998
               March 15, 1993      Exhibit 4-192 to Form 10-Q for quarter ended March 31, 1998
               April 1, 1993       Exhibit 4-143 to Form 10-Q for quarter ended March 31, 1993
               April 26, 1993      Exhibit 4-144 to Form 10-Q for quarter ended March 31, 1993
               May 31, 1993        Exhibit 4-148 to Registration No. 33-64296
               June 30, 1993       Exhibit 4-149 to Form 10-Q for quarter ended June 30, 1993
                                     (1993 Series AP)
               June 30, 1993       Exhibit 4-150 to Form 10-Q for quarter ended June 30, 1993
                                     (1993 Series H)

               September 15, 1993  Exhibit 4-158 to Form 10-Q for quarter ended September 30,
                                     1993
               March 1, 1994       Exhibit 4-163 to Registration No. 33-53207
               June 15, 1994       Exhibit 4-166 to Form 10-Q for quarter ended June 30, 1994
               August 15, 1994     Exhibit 4-168 to Form 10-Q for quarter ended September 30,
                                     1994
               December 1, 1994    Exhibit 4-169 to Form 10-K for year ended December 31, 1994
               August 1, 1995      Exhibit 4-174 to Form 10-Q for quarter ended September 30,
                                     1995

  4(b)    --   Collateral Trust Indenture (notes), dated as of June 30,
               1993 (Exhibit 4-152 to Registration No. 33-50325).
  4(c)    --   First Supplemental Note Indenture, dated as of June 30, 1993
               (Exhibit 4-153 to Registration No. 33-50325).
  4(d)    --   Second Supplemental Note Indenture, dated as of September
               15, 1993 (Exhibit 4-159 to Form 10-Q for quarter ended
               September 30, 1993).
  4(e)    --   First Amendment, dated as of August 15, 1996, to Second
               Supplemental Note Indenture (Exhibit 4-17 to Form 10-Q for
               quarter ended September 30, 1996).
  4(f)    --   Third Supplemental Note Indenture, dated as of August 15,
               1994 (Exhibit 4-169 to Form 10-Q for quarter ended September
               30, 1994).
  4(g)    --   First Amendment, dated as of December 12, 1995, to Third
               Supplemental Note Indenture, dated as of August 15, 1994
               (Exhibit 4-12 to Registration No. 333-00023).
  4(h)    --   Fourth Supplemental Note Indenture, dated as of August 15,
               1995 (Exhibit 4-175 to Detroit Edison Form 10-Q for quarter ended September 30, 1995).
  4(i)    --   Fifth Supplemental Note Indenture, dated as of February 1,
               1996 (Exhibit 4-14 to Form 10-K for year ended December 31,
               1996).
  4(j)    --   Sixth Supplemental Note Indenture, dated as of May 1, 1998, between Detroit Edison and Bankers Trust Company, as
               Trustee, creating the 7.54% Quarterly Income Debt Securities
               ("QUIDS"), including form of QUIDS. (Exhibit 4-193 to Form
               10-Q for quarter ended June 30, 1998.)
  4(k)    --   Seventh Supplemental Note Indenture, dated as of October 15,
               1998, between Detroit Edison and Bankers Trust Company, as
               Trustee, creating the 7.375% QUIDS, including form of QUIDS.
               (Exhibit 4-198 to Form 10-K for year ended December 31,
               1998.)

  4(l)    --   Standby Note Purchase Credit Facility, dated as of August
               17, 1994, among The Detroit Edison Company, Barclays Bank
               PLC, as Bank and Administrative Agent, Bank of America, The
               Bank of New York, The Fuji Bank Limited, The Long-Term
               Credit Bank of Japan, LTD, Union Bank and Citicorp
               Securities, Inc. and First Chicago Capital Markets, Inc. as
               Remarketing Agents (Exhibit 99-18 to Form 10-Q for quarter ended September 30, 1994).
  4(m)    --   $60,000,000 Support Agreement dated as of January 21, 1998 between DTE Energy Company and DTE Capital Corporation.
               (Exhibit 4-183 to Form 10-K for year ended December 31,
               1997.)
  4(n)    --   $100,000,000 Support Agreement, dated as of June 16, 1998, between DTE Energy Company and DTE Capital Corporation.
               (Exhibit 4-194 to Form 10-Q for quarter ended June 30,
               1998.)
  4(o)    --   $300,000,000 Support Agreement, dated as of November 18,
               1998, between DTE Energy and DTE Capital Corporation.
               (Exhibit 4-199 to Form 10-K for year ended December 31,
               1998.)
  4(p)    --   $400,000,000 Support Agreement, dated as of January 19,
               1999, between DTE Energy Company and DTE Capital
               Corporation. (Exhibit 4-201 to Form 10-K for year ended
               December 31, 1998.)
  4(q)    --   $50,000,000 Support Agreement dated as of June 10, 1999
               between DTE Energy Company and DTE Capital Corporation
               (Exhibit 4-203 to Form 10-Q for quarter ended June 30,
               1999).
  4(r)    --   Indenture, dated as of June 15, 1998, between DTE Capital
               Corporation and The Bank of New York, as Trustee. (Exhibit
               4-196 to Form 10-Q for quarter ended June 30, 1998.)
  4(s)    --   First Supplemental Indenture, dated as of June 15, 1998,
               between DTE Capital Corporation and The Bank of New York, as
               Trustee, creating the $100,000,000 Remarketed Notes, Series
               A due 2038, including form of Note. Exhibit 4-197 to Form
               10-Q for quarter ended June 30, 1998.)
  4(t)    --   Second Supplemental Indenture, dated as of November 1, 1998, between DTE Capital Corporation and The Bank of New York, as
               Trustee, creating the $300,000,000 Remarketed Notes, 1998
               Series B, including form of Note. (Exhibit 4-200 to Form
               10-K for year ended December 31, 1998.)
  4(u)    --   Second Amended and Restated Credit Agreement, Dated as of J
               January 19, 1999 among DTE Capital Corporation, the Initial
               Lenders, Citibank, N.A., as Agent, and ABN AMRO Bank N.V.,
               Barclays Bank PLC, Bayerische Landesbank Giruzertrale,
               Cayman Islands Branch, Comerica Bank, Den Daske Bank
               Aktieselskab and The First National Bank of Chicago, as
               Co-Agents, and Salomon Smith Barney Inc., as

               Arranger. (Exhibit 99-28 to Form 10-K for year ended
               December 31, 1998).
  4(v)    --   $40,000,000 Support Agreement dated as of February 24, 1999 between DTE Energy Company and DTE Capital Corporation
               (Exhibit 4-202 to Form 10-Q for quarter ended March 31,
               1999).
 99(a)    --   Belle River Participation Agreement between Detroit Edison and Michigan Public Power Agency, dated as of December 1,
               1982 (Exhibit 28-5 to Registration No. 2-81501).
 99(b)    --   Belle River Transmission Ownership and Operating Agreement
               between Detroit Edison and Michigan Public Power Agency,
               dated as of December 1, 1982 (Exhibit 28-6 to Registration
               No. 2-81501).
 99(c)    --   1988 Amended and Restated Loan Agreement, dated as of
               October 4, 1988, between Renaissance Energy Company (an
               unaffiliated company) ("Renaissance") and Detroit Edison
               (Exhibit 99-6 to Registration No. 33-50325).
 99(d)    --   First Amendment to 1988 Amended and Restated Loan Agreement,
               dated as of February 1, 1990, between Detroit Edison and
               Renaissance (Exhibit 99-7 to Registration No. 33-50325).
 99(e)    --   Second Amendment to 1988 Amended and Restated Loan
               Agreement, dated as of September 1, 1993, between Detroit
               Edison and Renaissance (Exhibit 99-8 to Registration No.
               33-50325).
 99(f)    --   Third Amendment, dated as of August 28, 1997, to 1988
               Amended and Restated Loan Agreement between Detroit Edison and Renaissance (Exhibit 99-22 to Form 10-Q for quarter
               ended September 30, 1997.)
 99(g)    --   $200,000,000 364-Day Credit Agreement, dated as of September
               1, 1993, among Detroit Edison, Renaissance and Barclays Bank
               PLC, New York Branch, as Agent (Exhibit 99-12 to
               Registration No. 33-50325).
 99(h)    --   First Amendment, dated as of August 31, 1994, to
               $200,000,000 364-Day Credit Agreement, dated September 1,
               1993, among The Detroit Edison Company, Renaissance Energy
               Company, the Banks party thereto and Barclays Bank, PLC, New
               York Branch, as Agent (Exhibit 99-19 to Form 10-Q for
               quarter ended September 30, 1994).
 99(i)    --   Third Amendment, dated as of March 8, 1996, to $200,000,000
               364-Day Credit Agreement, dated September 1, 1993, as
               amended, among Detroit Edison, Renaissance, the Banks party thereto and Barclays Bank, PLC, New York Branch, as Agent
               (Exhibit 99-11 to Form 10-Q for quarter ended March 31,
               1996).

 99(j)    --   Fourth Amendment, dated as of August 29, 1996, to
               $200,000,000 364-Day Credit Agreement as of September 1,
               1990, as amended, among Detroit Edison, Renaissance, the
               Banks party thereto and Barclays Bank, PLC, New York Branch, as Agent (Exhibit 99-13 to Form 10-Q for quarter ended
               September 30, 1996).
 99(k)    --   Fifth Amendment, dated as of September 1, 1997, to
               $200,000,000 Multi-Year Credit Agreement, dated as of
               September 1, 1993, as amended, among Detroit Edison,
               Renaissance, the Banks Party thereto and Barclays Bank PLC,
               New York Branch, as Agent. (Exhibit 99-24 to Form 10-Q for
               quarter ended September 30, 1997.)
 99(l)    --   $200,000,000 Three-Year Credit Agreement, dated September 1,
               1993, among Detroit Edison, Renaissance and Barclays Bank,
               PLC, New York Branch, as Agent (Exhibit 99-13 to
               Registration No. 33-50325).
 99(m)    --   First Amendment, dated as of September 1, 1994, to
               $200,000,000 Three-Year Credit Agreement, dated as of
               September 1, 1993, among The Detroit Edison Company,
               Renaissance Energy Company, the Banks party thereto and
               Barclays Banks party thereto and Barclays Bank, PLC, New
               York Branch, as Agent (Exhibit 99-14 to Form 10-Q for
               quarter ended September 30, 1996).
 99(p)    --   Fifth Amendment, dated as of August 28, 1997, to
               $200,000,000 364-Day Credit Agreement, dated as of September
               1, 1990, as amended, among Detroit Edison, Renaissance, the
               Banks Party thereto and Barclays Bank PLC, New York Branch, as Agent (Exhibit 99-25 to Form 10-Q for quarter ended
               September 30, 1997.)
 99(q)    --   Sixth Amendment, dated as of August 27, 1998, to
               $200,000,000 364-Day Credit Agreement dated as of September
               1, 1990, as amended, among Detroit Edison, Renaissance, the
               Banks party thereto and Barclays Bank PLC, New York Branch, as agent. (Exhibit 99-32 to Registration No. 333-65765.)

 99(r)    --   1988 Amended and Restated Nuclear Fuel Heat Purchase
               Contract, dated October 4, 1988, between Detroit Edison and
               Renaissance (Exhibit 99-9 to Registration No. 33-50325).
 99(s)    --   First Amendment to 1988 Amended and Restated Nuclear Fuel
               Heat Purchase Contract, dated as of February 1, 1990,
               between Detroit Edison and Renaissance (Exhibit 99-10 to
               Registration No. 33-50325).
 99(t)    --   Second Amendment, dated as of September 1, 1993, to 1988
               Amended and Restated Nuclear Fuel Heat Purchase Contract
               between Detroit Edison and Renaissance (Exhibit 99-11 to
               Registration No. 33-50325).
 99(u)    --   Third Amendment, dated as of August 31, 1994, to 1988
               Amended and Restated Nuclear Fuel Heat Purchase Contract,
               dated October 4, 1988, between The Detroit Edison Company
               and Renaissance Energy Company (Exhibit 99-21 to Form 10-Q
               for quarter ended September 30, 1994).
 99(v)    --   Fourth Amendment, dated as of March 8, 1996, to 1988 Amended and Restated Nuclear Fuel Heat Purchase Contract Agreement,
               dated as of October 4, 1988, between Detroit Edison and
               Renaissance (Exhibit 99-10 to Form 10-Q for quarter ended
               March 31, 1996).
 99(w)    --   Sixth Amendment, dated as of August 28, 1997, to 1988
               Amended and Restated Nuclear Fuel Heat Purchase Contract
               between Detroit Edison and Renaissance. (Exhibit 99-23 to
               Form 10-Q for quarter ended September 30, 1997.)
 99(x)    --   Standby Note Purchase Credit Facility, dated as of September
               12, 1997, among The Detroit Edison Company and the Bank's
               Signatory thereto and The Chase Manhattan Bank, as
               Administrative Agent, and Citicorp Securities, Inc., Lehman
               Brokers, Inc., as Remarketing Agents and Chase Securities,
               Inc. as Arranger. (Exhibit 999-26 to Form 10-Q for quarter ended September 30, 1997.)

(b) On October 5, 1999 the Company filed a Current Report on Form 8-K discussing the proposed merger with MCN.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                     DTE ENERGY COMPANY
                                                  --------------------------------------------------------
                                                                        (Registrant)
Date       November 8, 1999                                          /s/ SUSAN M. BEALE
                                                  --------------------------------------------------------
                                                                       Susan M. Beale
                                                           Vice President and Corporate Secretary
Date       November 8, 1999                                         /s/ DAVID E. MEADOR
                                                  --------------------------------------------------------
                                                                      David E. Meador
                                                                       Vice President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                 THE DETROIT EDISON COMPANY
                                                  --------------------------------------------------------
                                                                        (Registrant)
Date       November 8, 1999                                          /s/ SUSAN M. BEALE
                                                  --------------------------------------------------------
                                                                       Susan M. Beale
                                                           Vice President and Corporate Secretary
Date       November 8, 1999                                       /s/ DANIEL G. BRUDZYNSKI
                                                  --------------------------------------------------------
                                                                    Daniel G. Brudzynski
                                                                         Controller